Exhibit 99.2

PRESS RELEASE

FCA Announces Board Intention to Spin Off Ferrari S.p.A.

The Board of Directors of Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced that in connection with FCA’s implementation of a capital plan appropriate to support the Group’s long-term success, it has authorized the separation of Ferrari S.p.A. (“Ferrari”) from FCA. The separation will be effected through a public offering of FCA’s interest in Ferrari equal to 10% of Ferrari’s outstanding shares and a distribution of FCA’s remaining Ferrari shares to FCA shareholders . The Board authorized FCA management to take the steps necessary to complete these transactions during 2015. FCA expects that the Ferrari shares will be listed in the United States and possibly a European exchange.

“I am delighted to have taken this additional step in the development of FCA. Coupled with the recent listing of FCA shares on the NYSE, the separation of Ferrari will preserve the cherished Italian heritage and unique position of the Ferrari business and allow FCA shareholders to continue to benefit from the substantial value inherent in this business” said John Elkann, Chairman of FCA.

FCA CEO Sergio Marchionne added. “Following our acquisition of the minority interest in Chrysler earlier this year, the transformation of Fiat and Chrysler into FCA was completed earlier this month with our debut on the New York Stock Exchange. As we move forward to secure the 2014-2018 Business Plan and work toward maximizing the value of our businesses to our shareholders, it is proper that we pursue separate paths for FCA and Ferrari,” Marchionne continued, “The Board supports management’s determination that this transaction represents FCA’s best course of action to support the long term success of the Group while at the same time substantially strengthening FCA’s capital base.”

The spin-off of Ferrari will be subject to customary regulatory approvals, tax and legal considerations, final approval of the transaction structure from the FCA Board of Directors and other customary requirements.

London, 29 October 2014

For further information:

Tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

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This document does not constitute an offer to exchange, sell or buy securities. There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.